Exhibit 99.1

(A Publicly Held Corporation)

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETINGS

Be the shareholders of ARACRUZ CELULOSE S.A. hereby invited for the Ordinary and Extraordinary Shareholders Meetings to be held on April 28, 2005, at 11 o’clock a.m., in the President’s Conference Room at the Company’s headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, s/nr. (Pulp Mill), Aracruz, State of Espírito Santo, Brazil, when the following matters will be resolved:

I.                                         Ordinary Shareholders Meeting:

I.i.                                                         To receive the accounts rendered by the Board of Directors and the Board of Executive Officers and to examine, discuss and vote the financial statements related to the fiscal year ended December 31, 2005;

I.ii.                                                      To vote on the destination of the net profits of such fiscal year, as follows:

a)                                     ratification of the payment of Interest on Shareholders’ Equity to the total amount of R$320,700,000.00, as approved by the Board of Executive Officers in meetings held on April 19, May 19, June 20 and December 20, 2005; and

b)                                    payment of dividends in addition to the Interest on Shareholders’ Equity, to the total amount of R$150,000,000.00, to be paid out of the adjusted net profits, without monthly correction, as follows:

•                           Each block of 1,000 (one thousand) common shares shall be entitled to the amount of R$137.84790389; and

•                           Each block of 1,000 (one thousand) preferred shares of classes “A” and “B” shall be entitled to the amount of R$151.63269428;

I.iii.                                                     Approval of the Capital Budget;

I.iv.                                                    Election of the Supervisory Fiscal Board;

I.v.                                                       Election of members of the Board of Directors to fill vacant positions and complete the relevant terms of office;

I.vi.                                                To determine the general amount of compensation of the Board of Directors, Board of Executive Officers and Supervisory Fiscal Board; and

II.                                     Extraordinary Shareholders Meeting:

II.i.                                                     Rectify Section 5, caput of the Company’s By-laws, in order to reflect the correct number of shares in which the Company’s capital is divided.

General Instructions

(A)                             Documentation related to the items of the agenda will be at the disposal of the shareholders at Av. Brigadeiro Faria Lima nr. 2.277, 4th floor, São Paulo - SP.

(B)                               Shareholders intending to be represented by attorneys-in-fact shall deliver the relevant powers-of-attorney, granting specific powers, together with copies of documents evidencing the shareholder’s legal representation by April 26, 2006, at the address referred to above, to the attention of the Legal Department.

(C)                               Shareholders participating in Fungible Custody of Nominative Shares of the Stock Exchanges willing to take part at the Meetings shall deliver a statement issued by the custodian after April 26, 2006, indicating the relevant shareholding.

(D)                              As required by CVM Instruction nr. 165/91, as amended by CVM Instruction nr. 282/98, we hereby inform that the minimum percentage of the Company’s voting capital necessary to meet the requirement for the adoption of multiple voting process is Five Percent (5%).

Aracruz, April 12, 2006.

Carlos Alberto Vieira

Chairman of the Board of Directors